GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

The following management's discussion and analysis ("MD&A"), which is dated as of May 29, 2025, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three months ended March 31, 2025 ("Q1 2025"), as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for Q1 2025 (the "Interim Financial Statements") and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Interim Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

Results of Operations

For Q1 2025, the Company reported net loss and comprehensive loss of $39,212 ($0.00 loss per share), as compared to a net loss and comprehensive loss of $39,028 ($0.00 per share) for the three months ended March 31, 2024 ("Q1 2024"). During Q1 2025, variances in expenses occurred in the expense categories described below as compared to Q1 2024.

Professional fees

Professional fees, which include legal and audit fees, decreased significantly to $2,061 during Q1 2025 compared to $14,701 during Q1 2024. The decrease in professional fees in Q1 2025 as compared to Q1 2024 mainly related to fluctuations in legal expenses in connection with corporate activities.

Employee benefits

The Company's employee benefits expense was $33,400 for Q1 2025 as compared to $34,655 during Q1 2024. The Company's personnel are paid out of the Canadian corporate office.

Shareholder's information

The Company incurred expenses related to shareholder's information of $1,508 during Q1 2025 which is consistent when compared to $1,158 during Q1 2024.

General and administrative expenses

The Company incurred general and administrative expenses of $1,008 during Q1 2025 compared to $2,943 for Q1 2024. This decrease in general and administrative expenses is primarily attributable to a decrease in the costs of filing.

Foreign exchange loss / gain

The Company recorded a foreign exchange loss of $1,235 during Q1 2025 and a foreign exchange gain of $7,247 during Q1 2024, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company recorded interest income of $nil for Q1 2025 compared to $7,182 for Q1 2024 as a result of a recognition of the realized gain on repayment of the CEBA loan.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the second quarter of fiscal 2023 to the first quarter of fiscal 2025. This financial information has been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2025	2024	2024	2024
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(39,212)	$(75,829)	$(43,854)	$(45,934)
Net loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.00)

	2024	2023	2023	2023
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net (loss) income	$(39,028)	$(91,089)	$(35,685)	$244,870
Net (loss) income per share	$(0.00)	$(0.00)	$(0.00)	$0.00

The Company reported a net loss of $39,212 during the first quarter of 2025 compared to a net loss of $75,829 in the fourth quarter of 2024, with the decrease in net loss due in part to the allowance for doubtful account expense in the fourth quarter of $15,282 for a loan to third party. The decrease in net loss was also due to a decrease in professional fees of $27,561, which was offset by an increase of $8,482 in foreign exchange loss during the first quarter of 2025 as compared to the fourth quarter of 2024.

The Company reported a net loss of $75,829 during the fourth quarter of 2024 compared to a net loss of $43,854 in the third quarter of 2024, largely due to the allowance for doubtful account expense in the fourth quarter of $15,282 for a loan to third party. The increase in net loss was also due to an increase in professional fees of $29,622 which includes both legal and audit fees, which was offset by a decrease of $5,977 in shareholder information expenses during the fourth quarter of 2024 as compared to the third quarter of 2024.

The Company reported a net loss of $43,854 during the third quarter of 2024 which remained consistent with the previous quarter's net loss of $45,934. The net loss in the third quarter of 2024 was mainly impacted by a decrease in shareholder's information of $2,674 and a decrease in general and administrative expenses of $1,827. This was offset by an increase of foreign exchange loss of $2,194 during the third quarter of 2024 compared to the second quarter of 2024.

The Company reported a net loss of $45,934 during the second quarter of 2024 compared to a net loss of $39,028 during the first quarter of 2024. The net loss in the second quarter of 2024 was mainly impacted by an increase in shareholder's information of $9,179, a decrease in interest income of $7,182 and a decrease in foreign exchange gain of $5,532. This was offset by a decrease in professional fees of $14,701 incurred during the second quarter of 2024 compared to the first quarter of 2024.

The Company reported a net loss of $39,028 during the first quarter of 2024 compared to a net loss of $91,089 during the fourth quarter of 2023, mostly due to a decrease in regular course of business expenses during the first quarter of 2024, in particular, a decrease in professional fees of $29,204 and a decrease of $2,889 in shareholder's information.

The Company reported a net loss of $91,089 during the fourth quarter of 2023 compared to a net loss of $35,685 in the third quarter of 2023, mostly due to regular course of business expenses for the fourth quarter of 2023. The increase in net loss was mainly due to an increase in professional fees of $43,987 which includes both legal and audit fees, and an increase of $3,162 in shareholder information expenses during the fourth quarter of 2023 as compared to third quarter of 2023.

The Company reported a net loss of $35,685 during the third quarter of 2023 compared to net income of $244,870 in the second quarter of 2023. The main reason for the different results in the third quarter of 2023 compared to the second quarter of 2023 was the write-back of $288,274 of certain accounts payable and accrued liabilities recorded in the second quarter of 2023. The loss in the third quarter of 2023 was also offset by a decrease in filing fees of $7,069 as compared to the second quarter of 2023.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financing to fund its activities. Although the Company has been successful in completing equity financing in the past, there is no assurance that the Company will secure the necessary financing in the future.

The Company's cash balance at March 31, 2025 was $7,506 as compared to $1,558 at December 31, 2024.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of May 29, 2025, the Company had 38,906,742 common shares and no stock options or warrants outstanding.

Related Party Transactions

As of March 31, 2025, an amount of $654,364 (December 31, 2024 - $633,465) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of March 31, 2025, an amount of $372,007 was owed to Loncor Gold Inc. (December 31, 2024 - $352,681), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2025.  For the three months ended ended March 31, 2025, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Interim Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Interim Financial Statements include the following:

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at March 31, 2025.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2025 the Company had no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 5(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at March 31, 2025 all stock options granted had expired.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At March 31, 2025 and December 31, 2024, the carrying values of the Company's cash, amounts due to related parties, advances receivable, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2025 and December 31, 2024. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at March 31, 2025 and December 31, 2024.

	Canadian Dollars	Canadian Dollars
	March 31, 2025	December 31, 2024
Cash	$10,293	1,723
Accounts payable	(90,533)	(87,597)
Total foreign currency working capital	(80,240)	(85,874)
US$ exchange rate	0.6956	0.6950
Total foreign currency net working capital in US$	(55,815)	(59,683)
Impact of a 10% strengthening of the US$ on net loss	(5,581)	(5,968)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Effective at the end of 2017, the Company relinquished its Karaburun project in Turkey (which was the Company's only project).  The Company is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.  While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms.  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).